February 23, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Vincent DeStefano

Re: The Dreyfus/Laurel Funds, Inc. (file no. 33-16338) Post-Effective Amendment No. 120 (filed on December 23, 2010) Mr. DeStefano:

     This letter is in response to our conversation on February 4, 2011 with respect to your comments to Post-Effective Amendment No. 120 for The Dreyfus/Laurel Funds, Inc. (the “Company”), which was filed in respect of Dreyfus Small Cap Fund (the “Small Cap Fund”) and Dreyfus Opportunistic Fixed Income Fund (the “Opportunistic Fixed Income Fund” and together with the Small Cap Fund, the “Funds”), each a series of the Company, on December 23, 2010. The written information provided below reflects our responses to you on February 4th, which are provided in the order in which your comments were made.

1.

With respect to your comment concerning the footnote in the “Fees and Expenses” table regarding deferred sales charges to purchases of Class A shares, we believe that the information provided in the footnote is an important qualification to the more general case addressed in the table as "none." Even though a later page of the statutory prospectus discloses the deferred sales charge applicable to such purchases of Class A shares, investors focusing on the fee table (or only receiving a summary prospectus) may otherwise believe that it indicates the maximum charges that could be imposed. We note that Instruction 2(a)(i) to Item 3 of the Form N-1A provides that a fund may include in a footnote to the table either a tabular presentation showing the amount of deferred sales charges over time or a narrative explanation. Although we believe a footnote explaining the amount and application of a deferred sales charge applicable to certain investors is very similar to the footnote permitted by this instruction, representatives of Dreyfus have had conversations with Mr. Houghton R. Hallock, Jr. of the Securities and Exchange Commission (the “Commission”), subsequent to my conversation with you, and it was agreed that Dreyfus would move the disclosure in the footnote to text preceding the fee table.

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2.

During our conversation on February 4th , we discussed the footnote in the “Fees and Expenses” table in the Fund’s Prospectus that references the commitment made by The Dreyfus Corporation to pay certain Fund’s expenses and you requested that my explanation be reiterated in this letter. The Fund is a “unitary fee” fund and, as part of its unitary fee structure, Dreyfus has contractually agreed to pay all of the Fund’s expenses, except management fees, Rule 12b-1 fees, and certain other expenses. In addition, although Dreyfus does not pay for the fees and expenses of the non-interested Directors (including counsel fees), Dreyfus is contractually required pursuant to the Fund’s Investment Management Agreement to reduce its management fee by an amount equal to the Fund’s allocable share of such fees and expenses. As part of a review by the Commission in October 2007, the Commission requested that the Fund, and other Dreyfus funds with similar contractual arrangements as described above, specifically show the reduction in Dreyfus’ management fee in the prospectus fee table. The footnote further explains that arrangement.

As I mentioned in our conversation, Mr. John Grzeskiewicz of the Commission had a similar comment to PEA # 118 filed with the Commission on October 22, 2010 and our response to him, in a letter dated December 17, 2010, is reiterated above.

3.

In response to your comment, we have revised the disclosure in the “Principal Investment Strategy” and “Goal and Approach” section of each Fund’s Prospectus and are replacing the term “assets” with “net assets, plus any borrowings for investment purposes,”.

4.

With respect to your comment with regard to adding disclosure to reflect the buy and sell strategies of the Funds in the “Principal Investment Strategy” section of each Fund’s Prospectus, we believe that the current disclosure already summarizes each respective Fund’s strategy in determining what securities the Fund may purchase. We believe that additional disclosure would go beyond a summary description and is not required under Item 4(a) of the Form N-1A. In response to your comment, we have, however, added disclosure to summarize each Fund’s sell strategy.

5.

With respect to your comments about derivative disclosure, we have re-reviewed the Commission’s July 30, 2010 letter in connection with derivatives-related disclosures by investment companies and continue to believe our disclosure is consistent with the guidance provided in that letter.

6.	In response to your comment, we have added disclosure in connection with the Opportunistic Fixed Income Fund’s duration and maturity strategies.
7.

With respect to your comment in connection with providing separate risk disclosure for “junk bonds” instead of incorporating such disclosure into “Credit Risk” in the “Principal Risks” and “Investment Risks” sections of the Opportunistic Fixed Income Fund’s Prospectus, we believe that the current disclosure adequately reflects the risks associated with the Fund’s exposure to lower-rated securities. In reviewing Items 4 and 9 of Form N-1A, we do not believe there is any requirement to separate these risks. We believe that disclosure about junk bonds is correctly reflected as a part of credit risk and that we adequately disclose the risks associated with credit risk, including lower rated securities.

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     Please be advised that we will be filing post-effective amendment No. 121 for the Company, with respect to the Funds, and other series of the Company, under Rule 485(b) under the Securities Act of 1933 on or about February 25, 2011 to become effective on March 1, 2011. Such post-effective amendment will incorporate the above-referenced comments, where applicable.

     In responding to your comments, we acknowledge that: the staff of the Commission has not passed upon the accuracy or adequacy of the above-referenced Post-Effective Amendments No. 120 and 121 (the “filings”);

     The review of such filings by the Commission staff does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and

     The Fund may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission staff reviewed the filings and provided comments to the Fund or that the filings will become effective as requested.

     Please call me at 212-922-6805 if you have any questions.

Sincerely,

/s/ James Bitetto
James Bitetto
Senior Counsel and Secretary

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